Exhibit 99.2

TOWER ONE ANNOUNCES EXTENSION OF WARRANT INCENTIVE PROGRAM

Vancouver, BC, Canada – March 28, 2018– Tower One Wireless Corp (CSE: TO) (OTCMKTS: TOWTF) (Frankfurt: A2DKQ4) (“Tower One” or the “Company”) announces, further to its news release dated January 9, 2018 with respect to the Company’s warrants (“Warrants”), that it is extending the incentive period for its warrant incentive program (“Incentive Program”) until 5:00pm (Vancouver time) on April 6, 2018. All other terms of the Incentive Program shall remain the same.

Each Warrant shall entitle the holder, upon exercise at any time prior to 5:00pm (Vancouver time) on July 21, 2018 to acquire one (1) common share upon payment of the exercise price of $0.40 per share. Under the Incentive Program, if exercised prior to 5:00pm (Vancouver time) on April 6, 2018, each Warrant shall entitle the holder thereof to acquire one (1) common share and one (1) incentive warrant (“Incentive Warrant”) upon payment of the reduced exercise price of $0.25 per share. The Warrants are listed and posted for trading on the CSE under the symbol TO.WT.

Each Incentive Warrant entitles the holder to purchase one (1) common share upon payment of the exercise price of $0.40 prior to the date that is six (6) months from the date of issuance of the Incentive Warrant.

Further, the Company will be entering into a Supplemental Warrant Indenture with Computershare Trust Company of Canada (“Computershare”) to issue an additional 2,085,000 Warrants that were omitted from the original issuance of Warrants under the Warrant Indenture with Computershare dated February 16, 2018.

Registered holder of Warrants are encouraged to exercise their Warrants in accordance with the instructions set out in the Company’s news release dated January 9, 2018 as soon as possible and, in any event, prior to 5.00p.m. (Vancouver time) on April 6, 2018 in order to take advantage of the right to acquire a common share at the reduced price of $0.25 per common share and the grant of an Incentive Warrant.

If you have any other questions about the Incentive Program or the procedure for exercising your Warrants, please contact Mr. Horsley, at Tower One Wireless Corp. at (604) 559-8051 or by email at nick@toweronewireless.com.

About Tower One Wireless Corp

Tower One Wireless was founded in 2015 with a mission to own and operate high-quality cellular network infrastructure sites in South American markets that are experiencing strong growth.

Tower One Wireless focuses primarily on building towers in municipalities where there is limited or no cellular coverage. This enhances the probability of multiple carriers sharing the tower and minimizes competitive risk. Tower One Wireless has assembled a decorated management team which has top-tier cellular development experience with one of South America's largest tower developers. Tower One Wireless is currently focused on 4G & 5G LTE infrastructure expansion in Latin America.

For further information, please contact:

Robert “Nick” Horsley, Director
nick@toweronewireless.com
(604) 559-8051

The CSE has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements (collectively "forward- looking information") within the meaning of applicable securities laws. Forward- looking information is typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. Tower One cautions investors that any forward-looking information provided by Tower One is not a guarantee of future results or performance, and that actual results may differ materially from those in forward-looking information as a result of various factors. The reader is referred to Tower One’s public filings for a more complete discussion of such risk factors and their potential effects which may be accessed through the Tower One's profile on SEDAR at www.sedar.com.